GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND GENERAL MEETING

OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

MAY 3, 2007

GAMMON LAKE RESOURCES INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and general meeting of the shareholders of Gammon Lake Resources Inc. (the "Corporation") will be held at the Fairmont Queen Elizabeth Hotel, in the Saguenay Room, 900 Rene Levesque Blvd. W. Montreal, Quebec H3B 4A5 on Wednesday, June 6, 2007, at the hour of 9:00 o'clock in the morning (Montreal time) for the following purposes:

  To receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2006, together with a report of the auditors thereon;

  To elect directors;

  To re-appoint auditors and to authorize the directors to fix their remuneration;

  To consider and if thought advisable pass a special resolution adopting By-law No. 2007-1 to change the Corporation's name to "Gammon Gold Inc. / Or Gammon Inc."; and

  To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a Management Information Circular and the audited consolidated financial statements of the Corporation for the year ended December 31, 2006. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Halifax, Nova Scotia this 3rd day of May.

BY ORDER OF THE BOARD (Signed): "Russell Barwick" RUSSEL BARWICK CHIEF EXECUTIVE OFFICER

MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS

GAMMON LAKE RESOURCES INC.
1601 Lower Water Street
Summit Place, PO Box 2067
Halifax, Nova Scotia B3J 2Z1

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the Annual and General Meeting (the "Meeting") of the holders ("Shareholders") of Common Shares ("Common Shares") of Gammon Lake Resources Inc. ("Gammon" or the "Corporation") to be held on Wednesday June 6, 2007 at 9:00 a.m. (Eastern Daylight Savings Time) at the Fairmont Queen Elizabeth Hotel, in the Saguenay Room, 900 Rene Levesque Blvd. W. Montreal, Quebec, H3B 4A5 and at any continuation thereof after an adjournment.

The information contained herein is given as of May 3, 2007, unless otherwise stated. All figures are represented in Canadian Dollars unless otherwise stated.

Under the securities laws of the United States, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

SECTION I – VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the management of the Corporation. The mailing to shareholders of this Circular will be on or about May 10, 2007. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Gammon Lake Common Shares

The Board of Directors of Gammon has fixed May 3, 2007 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of shareholders entitled to vote as of the Meeting Record Date, showing the number of Common Shares held by each such shareholder. Each person named on the list of shareholders is entitled to one (1) vote for each Common Share held, except to the extent that: (i) the shareholder has transferred any Common Shares after the Meeting Record Date; and (ii) the transferee of those Common Shares produces properly endorsed Share Certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting. Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

Unless otherwise noted, all resolutions which the shareholders will be asked to pass must be approved by a majority of the votes cast by holders of Common Shares of the Corporation present in person or represented by proxy at the Meeting.

Registered Shareholders

Registered shareholders are shareholders whose Common Shares are held in their own name and they will have received a proxy form in their own name.

Non-Registered/Beneficial Shareholders

Beneficial shareholders are shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee - this could be a bank, trust company, securities broker or other financial institution (and is known as holding the Common Shares in "street form").

If you are a non-registered shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy are directors and/or officers of Gammon. A shareholder has the right to appoint some other person (who need not be a shareholder) to attend and to act for and on behalf of such shareholder at the Meeting. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon at its registered office at 1601 Lower Water Street, Summit Place, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1, or to the transfer agent for the Common Shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on June 4, 2007 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

If you have appointed a person who was designated by Gammon to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted:

  FOR the election of the persons nominated for election as directors of Gammon;

  FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Gammon and to authorize the Board of Directors to fix the remuneration of the auditor; and

  FOR adopting By-law No. 2007-1 to change the Corporation's name to "Gammon Gold Inc./Or Gammon Inc." .

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

Revocability of Proxies

A shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Relevant provisions of the Companies Act (Quebec) (the "QCA") provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Shareholders

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of May 3, 2007, there were 116,617,666 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of shareholders is two (2) persons present in person or by proxy and authorized to vote.

To the knowledge of the directors and officers of Gammon, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of the outstanding Common Shares.

SECTION II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

The Management's Discussion and Analysis, including the audited consolidated financial statements of Gammon for the year ended December 31, 2006 and the auditor's report on those financial statements, are included with the mailing of this Circular. Additional copies may be obtained from Gammon upon request.

ELECTION OF DIRECTORS

The articles of Gammon provide that the board of directors of Gammon (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at seven (7).

The nominees for election as directors of Gammon are listed below, all of whom are currently serving as directors of Gammon. The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

Such nominees, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a director, if elected. Management recommends a vote for all nominees for election as directors of the Corporation.

The following table sets out the names of the seven (7) nominees, their principal occupation or employment and the year from which each has continually served as a director of Gammon. The table also sets out, as of May 3, 2007, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of Stock Options which they hold in Gammon.

NOMINEES FOR ELECTION AS DIRECTORS

Name, Position with the Corporation and/or Principal Occupation	Common	Stock
Date of Election or Appointment to Board	Shares	Options

FRED GEORGE	782,800	4,638,977
Resident of Bedford, Nova Scotia
Chairman & President of Gammon Lake
Director of Gammon Lake and its predecessor companies since 1996

RUSSELL BARWICK(4)(5)	Nil	1,000,000
Resident of Halifax, Nova Scotia
Chief Executive Officer of Gammon Lake
Director of Gammon Lake since April 3, 2007

ALEJANDRO CARAVEO(4)	Nil	Nil
Resident of Chihuahua City, Mexico
Director of Gammon Lake since 2002

DALE M. HENDRICK(1)(2)(4)	Nil	2,500
Resident of Toronto, Ontario
President of Dale M. Hendrick & Associates Inc.
Director of Gammon Lake since 2000

KENT L. NOSEWORTHY(1)(2)(3)	Nil	5,000
Resident of Halifax, Nova Scotia
Director of Gammon Lake since 2005

FRANK CONTE(1)(2)(3)	Nil	6,000
Resident of Eastern Passage, Nova Scotia
Director of Gammon Lake since 2005

CANEK RANGEL(1)(3)	Nil	5,000
Resident of Mexico City, Mexico
Director of Gammon Lake Since 2005

Notes:

(1) Member of the Audit Committee.
(2) Member of the Nominating & Corporate Governance Committee.
(3) Member of' the Compensation Committee.
(4) Member of the Occupational Health & Safety Committee.
(5) Mr Barwick was appointed Chief Executive Officer on April 3, 2007

The principal occupations, businesses and employments for the preceding five years for each of the nominees named above, other than Russell Barwick, was disclosed in the Corporation's previous management information circulars when such directors were first elected to the board of directors. The principal occupations, businesses and employments for Russell Barwick for the preceding five years were as follows.

Russell Barwick is a seasoned executive and mining engineer with extensive experience planning and developing mining operations. He recently completed a four year tenure as Executive Vice President and Chief Operating Officer of Wheaton River Minerals-Goldcorp. Mr. Barwick continued to hold this position in the new and expanded group, following the merger with Goldcorp Inc., and was intimately involved in the significant acquisition and organic growth process of the Wheaton-Goldcorp group since early 2003. Prior to joining Wheaton River, Mr. Barwick held the position of Managing Director and CEO of Newcrest Mining, at that time the second largest gold mining company in Australia. He worked for Rio Tinto for 4 years, he also spent 2 years in the uranium sector, 4 years in the coal industry, and over 16 years with Placer Dome, where he became Managing Director of the then Placer Business units in Papua New Guinea.

The Corporation does not have an executive committee.

The Corporation has an Audit Committee, as required by the QCA, by the "Exchange Act" and Rule 10A-3 thereunder ("Rule 10A-3") and by the American Stock Exchange (the "AMEX"), and its members are Dale M. Hendrick (Chair), Frank Conte, Kent Noseworthy and Canek Rangel. See "Section IV - Corporate Governance - Committees of the Board of Directors - Audit Committee".

Dale M. Hendrick (Chair), Frank Conte and Kent Noseworthy comprise the Nominating & Corporate Governance Committee of the Board of Directors. See "Section IV – Corporate Governance – Committees of the Board of Directors - Nominating & Corporate Governance Committee".

Frank Conte (Chair), Kent Noseworthy and Canek Rangel comprise the Compensation Committee of the Board of Directors. See "Section IV - Corporate Governance - Committees of the Board of Directors - Compensation Committee".

Alejandro Caraveo (Chair), Russell Barwick and Dale Hendrick comprise the Occupational Health & Safety Committee of the Board of Directors. See "Section IV – Corporate Governance – Committees of the Board of Directors – Occupational Health & Safety Committee".

RE-APPOINTMENT OF AUDITOR

The Board of Directors recommends that KPMG LLP, Chartered Accountants, be re-appointed as Gammon Lake's auditor to hold office until the close of the next Annual Meeting and that the Board of Directors be authorized to fix renumeration as such.

Representatives of KMPG LLP will be present at the Meeting. See "Section IV – Corporate Governance – Audit Committee – External Auditor Service Fees (By Category)".

NAME CHANGE

Management proposes to change the name of the Corporation from "Gammon Lake Resources Inc. / Ressources Gammon Lake Inc." to "Gammon Gold Inc. /Or Gammon Inc.". The Board of Directors has approved the following by-law to effect the change of name, subject to shareholder approval:

"BY-LAW No 2007-1

CHANGE OF NAME OF THE COMPANY

1. The name of the Corporation, RESSOURCES GAMMON LAKE INC./GAMMON LAKE RESOURCES INC. is changed to OR GAMMON INC. /GAMMON GOLD INC.

2. The draft Articles of Amendment submitted to the board of directors of the Corporation be and they are hereby approved.

3. Any director of the Corporation be and he is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the present by-law, including without limitation, the filing of Articles of Amendment in the prescribed form with The Enterprise Registrar.

4. The board of directors of the Corporation may, before the appropriate certificate is prepared, annul this by-law without further approval of the shareholders."

At the Meeting, Shareholders will be asked to pass the following resolution to confirm the adoption of By-law 2007-1 to change the name of the Corporation:

"RESOLVED AS A SPECIAL RESOLUTION THAT By law No 2007-1 of the Corporation, providing for the change of name from RESSOURCES GAMMON LAKE INC. / GAMMON LAKE RESOURCES INC. to OR GAMMON INC. / GAMMON GOLD INC., enacted by the board of directors of the Corporation as of today be and it is hereby confirmed."

To be effective, this resolution must be approved by at least 66 2/3% of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting.

SECTION III – EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION OF THE DIRECTORS

Directors of the Corporation who are not employees of the Corporation were remunerated for services provided during the year ended December 31, 2006 in the following aggregate amounts:

• Annual fees	$ nil
• Annual fees paid to the Chair of any committee of the Board of Directors	$ nil
• Attendance fees, per meeting of the Board of Directors and Audit Committee
(Independent Directors Only)	$750
• Attendance fees, per meeting for all other Committees of the Board of Directors
(Independent Directors Only)	$500

The Committee meeting fee is reduced to $nil if such meeting is held on the same day as a meeting of the Board of Directors. Directors are reimbursed for their reasonable expenses incurred to attend meetings.

The following table set out the total Board and Committee attendance fees paid to independent directors as at December 31, 2006:

Director	Annual Retainer ($)	Annual Retainer, Committee Chair ($)	Meeting Attendance Fees ($)
			Board	Audit Committee	Nominating & Corporate Governance Committee	Compensation Committee
Dale Hendrick	Nil	Nil	3,000	4,500	1,000	-
Frank Conte	Nil	Nil	4,500	4,500	1,000	1,000
Kent Noseworthy	Nil	Nil	4,500	4,500	1,000	1,000
Canek Rangel	Nil	Nil	3,000	3,750	-	500

The following table sets out Board and Committee attendance for all directors as at December 31, 2006:

Director	Meeting Attendance
	Board	Audit Committee	Nominating & Corporate Governance Committee	Compensation Committee
Dale Hendrick	5 of 6 (83%)	6 of 6 (100%)	2 of 2 (100%)	-
Frank Conte	6 of 6 (100%)	6 of 6 (100%)	2 of 2 (100%)	2 of 2 (100%)
Kent Noseworthy	6 of 6 (100%)	6 of 6(100%)	2 of 2 (100%)	2 of 2 (100%)
Canek Rangel	5 of 6 (83%)	5 of 6 (83%)	-	1 of 2 (50%)
Fred George	6 of 6 (100%)	-	-	-
Bradley Langille	6 of 6 (100%)	-	-	-
Colin Sutherland	6 of 6 (100%)	-	-	-
Alejandro Caraveo	6 of 6 (100%)	-	-

Notes:

(1) Fred George, Bradley Langille, Colin Sutherland and Alejandro Caraveo are not independent directors and do not sit on any of the Board's Committees.

OFFICERS OF THE CORPORATION

The following table sets out the officers of the Corporation and, as of May 3, 2007, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of Stock Options which they hold in Gammon.

OFFICERS

	Common	Stock
Name, Position with the Corporation and/or Principal Occupation	Shares	Options

FRED GEORGE	782,800	4,638,977
Resident of Bedford, Nova Scotia
Chairman and President
He has been a Director of Gammon Lake and its predecessor
companies since 1996.

COLIN P. SUTHERLAND, C.A. (2)	Nil	195,500
Resident of Hammonds Plains, Nova Scotia
Chief Financial Officer
He has been a Director of Gammon Lake since 2004.

JOHN C. THORNTON	87,860	100,000
Resident of Tucson, Arizona
Chief Operating Officer
He has been with Gammon Lake since 2005

RUSSELL C. BARWICK(1)	Nil	1,000,000
Resident of Halifax, Nova Scotia
Chief Executive Officer of Gammon Lake
effective April 3, 2007

GLENN HYNES, C.A.(3)	Nil	100,000
Resident of New Glasgow, Nova Scotia
Executive Vice President & Chief Financial Officer
of Gammon Lake effective May 16, 2007

Notes:

(1) Mr. Russell C. Barwick was appointed Chief Executive Officer on April 3, 2007.
(2) Mr. Sutherland tendered his resignation as Chief Financial Officer to take effect on the appointment of his successor, and Glenn Hynes is expected to be appointed Chief Financial Officer effective May 16, 2007.
(3) Mr. Hynes joined the company on May 2, 2007 and becomes Chief Financial Officer effective May 16, 2007.

SUMMARY COMPENSATION TABLE

The following table sets out, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer, Chief Financial Officer and the other three most highly compensated "executive officers" of the Corporation, as that term is defined by applicable securities legislation, who earn in excess of $150,000 per year (the "Named Executive Officers").

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)(3)
		Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#) (2)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
FRED GEORGE Chairman and President	Dec 31, 2006 Dec 31, 2005(4) July 31, 2005	600,616 169,231 406,772	727,620 230,000 150,000	nil nil nil	nil 200,000 847,200	- - -	- - -	- - -
BRADLEY H. LANGILLE(5) Chief Executive Officer	Dec 31, 2006 Dec 31, 2005(4) July 31, 2005	300,308 84,615 204,849	363,510 115,000 75,000	nil nil nil	nil 720,000 448,800	- - -	- - -	- - -
COLIN P. SUTHERLAND(6) Chief Financial Officer	Dec 31, 2006 Dec 31, 2005(4) July 31, 2005	123,923 25,385 66,346	100,000 13,043 nil	nil nil nil	nil nil 75,000	- - -	- - |-	- - -
JOHN C. THORNTON Chief Operating Officer	Dec 31, 2006 Dec 31,2005(4) July 31, 2005	226,570 96,476 121,305	19,563 15,833 nil	nil nil nil	nil nil 100,000	- - -	- - -	- - -

Notes:

(1) These amounts represent either salary or consulting fees paid to the Named Executive Officer or consulting companies associated with the Named Executive Officers.
(2) Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See, "Section III – Executive Compensation and Other Information – Gammon Stock Option Plan".
(3) The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary and bonuses in any year.
(4) This represents the period from August 1, 2005 to December 31, 2005.
(5) Mr. Bradley H. Langille resigned as Chief Executive Officer on April 3, 2007, and Mr. Russell Barwick was appointed Chief Executive Officer effective April 3, 2007.
(6) Mr Sutherland tendered his resignation as Chief Financial Officer to take effect on the appointment of his successor, and Glenn Hynes is expected to be appointed Chief Financial Officer effective May 16, 2007.

GAMMON STOCK OPTION PLAN

Gammon has adopted a Stock Option Plan (the "Gammon Stock Option Plan") in accordance with the requirements of The Toronto Stock Exchange (the "TSX") for directors, officers, employees and consultants.

The following table sets forth, as at December 31, 2006, information concerning securities authorized for issue under the Stock Option Plan, which is the only equity compensation plan of the Corporation.

	Number of Securities to be Issued Upon Exercise of Outstanding Options since inception of the Plan	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the only such plan is the Stock Option Plan)	14,040,342	$6.30	Nil
Equity compensation plans not approved by security holders (the Corporation does not have any such plan)	N/A	N/A	N/A

The purpose of the Gammon Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Gammon Stock Option Plan is administered by the Board of Directors, with the Compensation Committee having been designated by the Board of Directors to administer it. The Compensation Committee has full and complete authority to interpret the Gammon Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Gammon Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The principal provisions of the Gammon Stock Option Plan are summarized as follows:

a)	Directors, officers, employees and consultants are eligible for the grant of Stock Options under the Gammon Stock Option Plan.

b)	The maximum number of Common Shares which may be issued under the Gammon Lake Stock Option Plan shall not exceed 22,500,000, subject to adjustment. The maximum number of Common Shares with respect to which grants may be made under the Gammon Stock Option Plan and any other security based compensation arrangements to any one (1) employee or his or their associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates under the Gammon Stock Option Plan and other security based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issued to insiders of the Corporation and their associates under the Gammon Stock Option Plan within any one (1) year period, when taken together with any other security based compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issued and outstanding Common Shares.

c)	The market value of Common Shares issued under the Gammon Stock Option Plan means the closing board lot sale price of the Common Shares on the TSX on the business day immediately preceding the date of grant and, if there was not a board lot sale on the TSX on such date, then the last board lot sale prior thereto.

d)	Stock Options are exercisable for a maximum period of five (5) years from the date of grant or such shorter period as may be determined at the time of the grant.

e)	Grants made under the Gammon Stock Option Plan are not assignable.

f)	Stock Options terminate thirty days after the participant is no longer an employee, consultant, officer or director of the Corporation, except where the participant is an employee who is dismissed for cause, whereupon the options terminate immediately, and where the participant is retired, permanently disabled or deceased, whereupon the options terminate ninety days after the date of such event.

g)	The Gammon Stock Option Plan contains no specific requirements for the vesting of Stock Options granted thereunder. The vesting of Stock Options is in the discretion of the Board of Directors. Typically, Stock Options granted under the Gammon Stock Option Plan have vesting requirements which consist of one year of service from the date of grant to be eligible to exercise on-half of the Stock Options , and two years of service from the date of grant to be eligible to exercise the remaining one-half of the Stock Options.

h)	The Board of Directors has the discretion to provide financial assistance for the purchase of Common Shares on the exercise of Stock Options, excluding loans provided to Officers and Directors of the Corporation. Any loans so provided are on a full recourse basis and the Common Shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided.

i)	Any amendements of the Gammon Stock Option Plan require shareholder and regulatory approval in accordance with the requirements of the Toronto Stock Exchange.

The maximum number of Common Shares that can be issued pursuant to the exercise of options granted since inception under the Gammon Stock Option Plan is 22,500,000. There are currently no Common Shares which have not been allocated under the Gammon Stock Option Plan and remain available for future grants. As of May 3, 2007: 15,766,800 of the Stock Options have been granted and exercised; 60,000 Stock Options have been granted and expired; 6,663,500 Stock Options have been granted but not exercised.

Upon the acquisition of Mexgold Resources Inc. ("Mexgold") by the Corporation which was completed on August 8, 2006, the Corporation assumed the obligations of Mexgold under Mexgold's outstanding Stock Options. The Mexgold Stock Options were converted into options to acquire Common Shares of the Corporation on the basis of 0.47 Gammon Common Shares for every Mexgold Common Share issuable under the Mexgold Stock Options. As a result 2,895,992 Common Shares of the Corporation are currently reserved for issuance upon the exercise of the Mexgold Stock Options that were assumed by the Corporation. These Stock Options are outside of the Gammon Stock Option Plan. No further Stock Options may be granted under the Mexgold Stock Option Plan.

During the year ended December 31, 2006, there were no Stock Options granted to the executive officers of the Corporation. See "Executive Compensation - Aggregated Option Grants during the year ended December 31, 2006".

The following table sets forth information concerning the aggregated Stock Options exercised by the Named Executive Officers during the year ended December 31, 2006.

AGGREGATED OPTION EXERCISES AS AT DECEMBER 31, 2006
AND FINANCIAL YEAR-END OPTION VALUES - 2006

Value of Unexercised In-the
			Unexercised Options at	Money Options at December
			December 31, 2006	31, 2006(1)
	Securities		(#)	($)
	Acquired On	Aggregate Value	Exercisable/	Exercisable/
Name	Exercise (#)	Realized ($)	Unexercisable	Unexercisable
FRED	300,000	$4,809,000(2)	4,638,977/nil	$65,398,395/$nil
GEORGE
BRADLEY H.	1,126,000	$19,282,500(3)	3,761,800/nil	$48,918,026/$nil
LANGILLE
COLIN P.	nil	nil	195,500/nil	$2,399,545/$nil
SUTHERLAND, C.A.
JOHN THORNTON	nil	nil	100,000/nil	$1,093,000/$nil

Notes:

(1)     On December 29, 2006, the last trading day of the 2006 financial period, the closing price of the Common Shares on the TSX Exchange was $18.99.

(2)     The aggregate value realized on these options is calculated on the basis of a Common Share price of $17.53 which was the closing price of the Common Shares on the Toronto Stock Exchange on February 8, 2006 which was the date of exercise, less the exercise price of the options which was $1.50 per Common Share.

(3)     Mr. Langille exercised 200,000 @$1.01 Stock Options on February 7, 2006, 150,000 @$1.50 Stock Options on February 8, 2006, 750,000 @$2.60 Stock Options on March 2, 2006 and 26,000 @$2.60 Stock Options on September 29, 2006. The aggregate value realized on these Options is calculated on the basis of the closing prices of the Common Shares on the Toronto Stock Exchange on those dates, which were $17.44, $17.53, $20.37 and $12.75 respectively, less the exercise price.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

The following is a summary of the terms of the employment contracts between the Corporation and the Named Executive Officers that were in existence at the end of the year ended December 31, 2006.

Gammon has an employment contract with its President & Chairman, Fred George, whereby Mr. George is to provide his services to Gammon for an indefinate term, at an annual salary of US$1,000,000. In addition, Mr. George shall be entitled to an annual bonus (the "Bonus") for each Year of Employment. The annual bonus shall be no less than 25% of the annual salary and no greater than 150% of the annual salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. The contract may be terminated with ninety (90) days notice in writing of its intention to terminate this Agreement or immediately under a change of control, or such greater period as prescribed by law, without further obligation to Mr. George other than those obligations of Gammon, and in the event of termination without cause Mr. George shall be entitled to receive in respect of his entitlement to Basic Salary and Bonus, and Gammon shall be required to pay in respect thereof, only that proportion of the Salary (and such bonus remuneration) in respect of the Year of Employment in which the effective date of the termination of employment occurs that the number of days elapsed from the commencement of such Year of Employment to the effective date of termination is to 365. If there is a change of control of Gammon (whether by sale to an unrelated third party, a hostile take-over, a merger, or a significant change to the senior management of Gammon in the President and CEO positions), Mr. George shall be entitled to receive from Gammon, in addition to accrued but unpaid Salary and Bonus remuneration, if any, and any entitlement in respect of vacation, a lump sum payment (the "Severance Payment") equal to 2.5 times his annual base salary and bonus, less any statutorily required deductions and amounts owing by Mr. George to Gammon for any reason. The Severance Payment shall be paid by Gammon to Mr. George within thirty (30) days after the Effective Date of Termination, or immediately in the event of a change of control, where immediately is defmed as within 7 calendar days.

Gammon has an employment contract with its Chief Executive Officer, Bradley Langille, whereby Mr. Langille is to provide his services to Gammon for an indefinate term, at an annual salary of US$500,000. In addition, Mr. Langille shall be entitled to an annual bonus (the "Bonus") for each Year of Employment. The annual bonus shall be no less than 25% of the annual salary and no greater than 150% of the annual salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. The contract may be terminated with ninety (90) days notice in writing of its intention to terminate this Agreement or immediately under a change of control, or such greater period as prescribed by law, without further obligation to Mr. Langille other than those obligations of Gammon, and in the event of termination without cause Mr. Langille shall be entitled to receive in respect of his entitlement to Basic Salary and Bonus, and Gammon shall be required to pay in respect thereof, only that proportion of the Salary (and such bonus remuneration) in respect of the Year of Employment in which the effective date of the termination of employment occurs that the number of days elapsed from the commencement of such Year of Employment to the effective date of termination is to 365. If there is a change of control of Gammon (whether by sale to an unrelated third party, a hostile take-over, a merger, or a significant change to the senior management of Gammon in the President and CEO positions), Mr. Langille shall be entitled to receive from Gammon, in addition to accrued but unpaid Salary and Bonus remuneration, if any, and any entitlement in respect of vacation, a lump sum payment (the "Severance Payment") equal to 2.5 times his annual base salary and bonus, less any statutorily required deductions and amounts owing by Mr. Langille to Gammon for any reason. The Severance Payment shall be paid by Gammon to Mr. Langille within thirty (30) days after the Effective Date of Termination, or immediately in the event of a change of control, where immediately is defmed as within 7 calendar days. Mr. Langille resigned as CEO of the Corporation as of April 3, 2007

Gammon has an employment contract with its Chief Financial Officer, Colin Sutherland, whereby Mr. Sutherland is to provide his services to Gammon for an indefinate term, at an annual salary of CDN$200,000. In addition, Mr. Sutherland shall be entitled to an annual bonus (the "Bonus") for each Year of Employment. The annual bonus shall be no less than 25% of the annual salary and no greater than 150% of the annual salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. The contract may be terminated with ninety (90) days notice in writing of its intention to terminate this Agreement or immediately under a change of control, or such greater period as prescribed by law, without further obligation to Mr. Sutherland other than those obligations of Gammon, and in the event of termination without cause Mr. Sutherland shall be entitled to receive in respect of his entitlement to Basic Salary and Bonus, and Gammon shall be required to pay in respect thereof, only that proportion of the Salary (and such bonus remuneration) in respect of the Year of Employment in which the effective date of the termination of employment occurs that the number of days elapsed from the commencement of such Year of Employment to the effective date of termination is to 365. If there is a change of control of Gammon (whether by sale to an unrelated third party, a hostile take-over, a merger, or a significant change to the senior management of Gammon in the President and CEO positions), Mr. Sutherland shall be entitled to receive from Gammon, in addition to accrued but unpaid Salary and Bonus remuneration, if any, and any entitlement in respect of vacation, a lump sum payment (the "Severance Payment") equal to 2.5 times his annual base salary and bonus, less any statutorily required deductions and amounts owing by Mr. Sutherland to Gammon for any reason. The Severance Payment shall be paid by Gammon to Mr. Sutherland within thirty (30) days after the Effective Date of Termination, or immediately in the event of a change of control, where immediately is defmed as within 7 calendar days. Mr Sutherland tendered his resignation as Chief Financial Officer to take effect on the appointment of his successor, and Glenn Hynes is expected to be appointed Chief Financial Officer effective May 16, 2007.

Gammon has an employment contract with its Chief Operating Officer, John Thornton, whereby Mr. Thornton is to provide his services to Gammon for a period of three years from January 24, 2005, at an annual salary of $170,000. The contract may be terminated on at least 90 days' notice, and in the event of termination without cause Gammon will be required to pay Mr. Thornton one month's additional salary for every twelve months of employment (or prorated portion). If there is a change of control of Gammon (whether by sale to an unrelated third party, a hostile takeover, a merger, or a significant change to the senior management of Gammon in the President and CEO positions), and Mr. Thornton is not offered similar duties and title in the new or continuing entity and is not employed in Tucson Arizona, then he will be entitled to two years' salary and all his stock options will vest immediately.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation, together with its related companies, maintains liability insurance for the benefit of the Corporation, its related companies and their directors and officers, as a group. The amount of insurance purchased in 2006 was $5,000,000 (aggregate limit). The policy contains a deductible clause of $100,000 for the Canadian claims, and U.S.$250,000 for U.S. Claims of the Corporation and nil for each director or officer, on a per claim basis. In 2006, the aggregate insurance premium was $119,500 and did not distinguish between directors as a group or officers as a group.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, as of December 31, 2006: (i) no director or executive officer of the Corporation, (ii) no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of Common Shares, and (iii) no associate or affiliate of any such director, executive officer or security holder, has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

On August 8, 2006, the Corporation acquired all of the issued and outstanding Common Shares and options of Mexgold Resources Inc. ("Mexgold") by way of a plan of arrangement under the Business Corporations Act (Ontario), in exchange for Common Shares and stock options of the Corporation on the basis of 0.47 Common Shares of the Corporation for each Mexgold Common Share, and stock options to purchase a proportionate number of Common Shares of the Corporation at a proportionate price (in each case based on the exchange ratio of 0.47 Common Shares of the Corporation for each Mexgold Common Share). The outstanding Mexgold Common Share purchase warrants were adjusted on the same basis in accordance with their terms so that they are now exercisable for Common Shares of the Corporation. The Corporation issued 21,838,033 Common Shares and options to acquire up to an additional 5,498,897 Common Shares the Corporation. An additional 186,120 Common Shares of the Corporation are issuable on the exercise of the Mexgold warrants. Immediately following the completion of the transaction, the former shareholders of Mexgold (other than the Corporation) held approximately 22% of the issued and outstanding common shares of the Corporation on a non-diluted basis. As a result of the transaction Mexgold is now a wholly-owned subsidiary of the Corporation. Details of the acquisition are provided in a Form 51-102F4, Business Acquisition Report which the Corporation filed in respect of the acquisition on October 20, 2006, and which is available on www.sedar.com.

Certain directors and officers of Gammon had an interest in the arrangement. The following table sets out the directors and officers of Gammon who at the time of the arrangement had an interest in Mexgold, the number of Mexgold Common Shares and Mexgold Options beneficially owned by them, directly or indirectly, and the number of Gammon Lake Common Shares and Gammon Lake Options they received as a result of the arrangement.

			Number of	Number of
			Common Shares	Gammon Lake
			and/or Mexgold	Common Shares
			Options	and/or Gammon
Name of Interested	Position with	Position with	Beneficially	Lake Options
Person	Mexgold	Gammon Lake	Owned(1)	Received(1)
Bradley H. Langille	President and	Chief Executive	450,000 Common	211,500 Gammon
	Director	Officer and Director	Shares	Lake Common
Shares

			1,700,000 Mexgold	799,000 Gammon
			Options	Lake Options

Colin P. Sutherland	Chief Financial	Chief Financial	150,000 Mexgold	70,500 Gammon
	Officer and Director	Officer and Director	Options	Lake Options

Dale M. Hendrick	Director	Director	6,000 Common	2,820 Gammon Lake
			Shares	Common Shares

Fred George	Consultant	President &	3,237,824 Mexgold	1,521,777 Gammon
		Chairman	Options	Lake Options

Notes:

(1)     Based upon information provided by the directors and officers.

The above-named persons advised the board of directors of the Corporation of their connection to Mexgold and their consequent interest in the arrangement and abstained from voting to approve the arrangement.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee and the Nominating & Corporate Governance Committee of the Board of Directors consider compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers, excluding the President and Chief Executive Officer. The Nominating & Corporate Governance Committee reviews and submits recommendations to the Board of Directors for the compensation of the President and Chief Executive Officer. The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

Composition of the Compensation Committee

The Compensation Committee is composed of Frank Conte (Chair), Kent Noseworthy, Canek Rangel Messrs. Conte, Noseworthy and Rangel are independent members of the Board of Directors and therefore all of the members of the Compensation Committee are independent of the management of the Corporation.

Composition of the Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is composed of Dale M. Hendrick (Chair), Frank Conte and Kent Noseworthy. All members of the Committee are independent members of the Board of Directors as such term is defined by the AMEX and the TSX, and are independent of the management of the Corporation.

Compensation Philosophy

The Corporation's executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of the Corporation's business plans and a link between executive compensation and the financial performance of the Corporation.

The objectives of the Corporation's executive compensation policies are to:

(a)     attract, retain and motivate executives critical to the success of the Corporation;

(b)     provide fair, competitive and cost effective compensation programs to its executives;

(c)     link the interests of management with those of the shareholders; and

(d)     provide rewards for outstanding corporate and individual performance.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer, excluding the President and Chief Executive Officer. The Nominating & Corporate Governance Committee reviews on an annual basis the cash compensation, performance and overall compensation package for the President and Chief Executive Officer. Both Committees then submit to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each Executive Officer. Both Committees use their experience and judgement when assessing performance and the effects of such performance on Executive Compensation. The basis for assessing the Chief Executive Officer's compensation is the same as that for all other Executives.

The Company engaged the services of Watson Wyatt, a global consulting firm focused on human capital and financial management to negotiate and prepare employment agreements for the Company's key executives, Mr. Fred George, President & Chairman, Mr. Brad Langille, Chief Executive Officer and Mr. Colin Sutherland, Chief Financial Officer.

Basic Salary

In determining the basic salary of an executive officer, the Compensation Committee and Nominating & Corporate Goverance Committee places equal weight on the following factors:

(a)     the particular responsibilities related to the position;

(b)     salaries paid by comparable businesses;

(c)     the experience level of the executive officer; and

(d)     his or her overall performance.

Bonus Payments

Executive Officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals produced by the Corporation. When applying the financial performance criteria, the Compensation Committee and Nominating & Corporate Goverance Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges.

In the year ended December 31, 2006, bonuses were awarded to the following officers of the Corporation: President & Chairman, in the amount of CDN$727,020; Chief Executive Officer in the amount of CDN$363,510; Chief Financial Officer in the amount of CAD$100,000; and the Chief Operating Officer in the amount of CDN$19,563.

Long-Term Incentives

The Corporation maintains a Stock Option Plan, the "Gammon Stock Option Plan", which has been approved by the shareholders of the Corporation.

During the year ended December 31, 2006, there were no Stock Options granted to executive officers of the Corporation.

Compensation Committee of the Board of Directors of Gammon Lake Resources Inc.

Frank Conte (Chair)
Kent L. Noseworthy
Canek Rangel

Nominating & Corporate Goverance Committee of the Board of Directors of Gammon Lake Resources Inc.

Dale M. Hendrick (Chair)
Frank Conte
Kent L. Noseworthy

May 3, 2007

PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in Gammon Lake's common shares on December 31, 2001 with the cumulative total return for each of the S&P/TSX Composite Index and the S&P/TSX Gold Index over the five-year period ended December 31, 2006. The table demonstrates what a $100 investment in each of the above mentioned indices and in Gammon Lake common shares, made December 31, 2001, would be worth in each of the five years following the initial investment.

Gammon Lake Resources Inc. Stock Price vs. S&P/TSX Indices
2001 - 2006

SECTION IV – CORPORATE GOVERNANCE

Gammon believes that good corporate governance is an essential element in a well-managed company. The corporate governance practices of Gammon Lake Resources Inc. (the "Company") meet the standards of corporate governance practices recommended by Canadian Securities Administrators' Multilateral Instrument 52-109 (the "Certification Instrument"), Canadian Securities Administrators' Multilateral Instrument 52-110 (the "Audit Committee Instrument") and the corporate governance standards and disclosure requirements in Canadian Securities Administrators' National Policy 58-201 and National Instrument 58-101 (the "Governance Instrument"). The Company's corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act 2002 ("SOX"), including and U.S. Securities and Exchange Commission ("SEC") rules under SOX, as well as issuer standards of the Toronto Stock Exchange and the American Stock Exchange Corporate Governance Rules (the "AMEX Rules").

INDEPENDENCE OF THE BOARD OF DIRECTORS

			Attendance at Board of
		Basis for Determination of	Director Meetings held during	Other Reporting Issuers of
		Independence (1)	Most Recently Completed	which the Director serves
Name of Director	Independent		Financial Year(2) (%)	as a director
FRED GEORGE	No	Officer of Gammon	100%	N/A

BRADLEY H. LANGILLE	No	Officer of Gammon	100%	N/A

COLIN P. SUTHERLAND,	No	Officer of Gammon	100%	N/A
C.A., C.F.P.
ALEJANDRO CARAVEO	No	Officer of Mexican subsidiary	100%	N/A
		of Gammon

DALE M. HENDRICK	Yes	No direct or indirect material	83%	Cline Mining Corporation;
		relationship with Gammon		Unitronix Corporation;
				Radisson Mining Resources;
				and
				Nayarit Gold Inc.
KENT L. NOSEWORTHY	Yes	No direct or indirect material	100%	N/A
		relationship with Gammon

FRANK CONTE	Yes	No direct or indirect material	83%	N/A
		relationship with Gammon

CANEK RANGEL	Yes	No direct or indirect material	83%	N/A
		relationship with Gammon

Notes:

(1)    To be considered independent, a member of the Board of Directors must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment. In addition, in order to be considered independent a member of the Board of Directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)   The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the year ended December 31, 2006, the Board of Directors met six (6) times.

A majority of the Board of Directors of the Corporation, including the Chairman, is not independent. Of the eight (8) directors of the Corporation, four (4) are independent and four are not independent, Mr Dale Hendrick is the lead director to the independent directors. To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

  when appropriate, members of management, are not present for the discussion and determination of certain matters at meetings of the Board of Directors. During the most recently completed financial year, one meeting of the independent directors was held, and it is the Corporation's policy to hold at least one (1) meeting of the independent board of directors during each financial year;

  under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors;

  the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee consist entirely of independent directors who meet independent of management directors; and

  in addition to the above standing Committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

The Corporation does not have an independent chairperson. Mr. Fred George is the Chairman of the Board of Directors and the President of the Corporation. The Board of Directors believes that there are substantial benefits to the Corporation with Mr. George serving in both of those positions given the history and knowledge Mr. George has of the Corporation's business and affairs, and the entrepreneurial nature of the Corporation. Mr. Dale M. Hendrick, who has served as an independent director of the Corporation since 2000, serves as a lead director who provides leadership for the independent directors of the corporation. Mr. Hendrick's responsibilities are to act as chairperson of meetings of the independent directors, act as the liaison between independent directors and management, and consult with independent directors as to the business and affairs of the Corporation and the need to hold meetings of the independent directors of the Corporation.

MANDATE OF THE BOARD OF DIRECTORS

The duties and responsibilities of the Board of Directors are:

  to supervise the management of the business and affairs of the Corporation; and

  to act with a view towards the best interests of the Corporation.

  In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Corporation;

  identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior management;

  a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

  the integrity of the Corporation's internal control and management information systems.

  The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its Committees and the contribution of individual directors.

  POSITION DESCRIPTIONS

  The board of directors of the Corporation has developed written position descriptions for the Chairman, the Chairman of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

  ORIENTATION AND CONTINUING EDUCATION

  New directors receive an orientation on the role of the Board, its Committees and its directors, and the nature and operation of the issuer's business, which consists of the following:

    an orientation session with senior officers to overview the Corporation's business and affairs;

    an orientation session with the lead director and the Chairperson of each standing Committee;

    an orientation session with legal counsel and the representatives of the Corporation's auditors; and

    periodic site visits and meetings with operating personnel.

  Continuing education is provided to directors through provision of literature regarding current developments and annual seminars on corporate governance developments. The Chief Executive Officer of the Corporation takes primary responsibility for the orientation and continuing education of directors and officers.

  ETHICAL BUSINESS CONDUCT

  The Board of Directors of the Corporation has adopted a written code for the directors, officer, employees and consultants of the Corporation. The Corporate Code of Business Conduct & Ethics is available on the Company's website (www.gammonlake.com). Gammon Lake's Board of Directors and Audit Committee are responsible for ensuring compliance with the Corporation's Code of Business Conduct & Ethics. There have been no departures from the Corporation's Code of Business Conduct & Ethics during the year ended December 31, 2006. The Gammon Lake Board of Directors reviews and approves updates to the Corporate Code of Business Conduct and Ethics Annually.

  In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board is also required for:

  the Corporation's annual business plan and budget;

  major acquisitions or dispositions by the Corporation; and

  transactions which are outside of the Corporation's existing business.

  To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

  The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation's directors, officers and employees.

  EXPECTATIONS OF MANAGEMENT

  The Board of Directors has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.

  The Board of Directors recognizes the value of direct input from management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide their input on various matters.

  COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has four (4) standing committees:

  the Audit Committee;

  the Nominating & Corporate Governance Committee; and

  the Compensation Committee

  Occupational Health & Safety Committee

  The majority of all of the committees are independent. From time to time, when appropriate, ad hoc committees of the Board of Directors are appointed by the Board of Directors.

  Audit Committee

  Overview

  The Audit Committee of the Corporation's Board of Directors is principally responsible for:

  a)     recommending to the Corporation's Board of Directors the external auditor to be nominated for election by the Corporation's shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

  b)     overseeing the work of the external auditor;

  c)     reviewing the Corporation's annual and interim financial statements, Management's Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

  d)     reviewing the Corporation's financial reporting procedures to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

  During the year ended December 31, 2006, the Audit Committee met six (6) times.

  The purposes of the Audit Committee are to assist the Board of Directors' oversight of:

    the integrity of Gammon's financial statements;

  Gammon's compliance with legal and regulatory requirements;

  the risk management policies of management;

  the qualifications and independence of Gammon's external auditors; and

  the performance of the external auditors.

  In accordance with National Instrument 52-110, Audit Committees (the "Audit Committee Instrument"), disclosure of audit fees and other matters related to the composition and operation of the Corporation's Audit Committee is found in this Information Circular and the Annual Information Form of the Corporation for the year ended December 31, 2006 filed on www.sedar.com.

  The Audit Committee's Charter

  The Corporation's Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule "A" to this Management Information Circular.

  Composition of the Audit Committee

  The members of the Audit Committee are Dale Hendrick (Chair), Frank Conte, Kent L. Noseworthy, Canek Rangel. All of the members of the Board of Directors are independent and financially literate, as required by Rule 10A-3, the AMEX and the TSX.

Name of Member	Independent (1)	Financially Literate (2)
Dale Hendrick (Chair)	Yes	Yes
Kent L. Noseworthy	Yes	Yes
Frank Conte	Yes	Yes
Canek Rangel	Yes	Yes

  Notes:

  (1)    To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member's independent judgment. In addition, in order to be considered independent a member of the Board of Directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

  (2)    To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

  Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Corporation's financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

  Dale M. Hendrick is a professional engineer with over 40 years of mining experience. In addition, Mr. Hendrick has served as a senior officer of several reporting issuers.

  Kent L. Noseworthy is a practicing corporate/commercial lawyer with over twenty years of experience in advising corporate clients on business law and governance issues.

  Frank Conte has retired as a senior manager of Saputo Inc. with extensive budgeting, financial reporting and internal control responsibilities.

  Canek Rangel is a professional engineer experienced in business issues related to mining and the conduct of mining activities in Mexico.

  Audit Committee Oversight

  Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation's Board of Directors.

  Reliance on Certain Exemptions

  Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied on the exemption in Section 2.4 (De Minimus Non-Audit Services) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

  Pre-Approval Policies and Procedures

  The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in "Specific Duties – Oversight of the External Auditor" of the Charter.

  External Auditor Service Fees (By Category)

  The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2006	$506,286	$142,131	$113,967	$193,001
December 31, 2005	$76,480	$nil	$26,489	$18,000

  Notes:

  (1)     The aggregate fees billed for audit services.

  (2)     The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

  (3)     The aggregate fees billed for tax compliance, tax advice, and tax planning services.

  (4)     These services included the review of the Company's internal control procedures.

  Nominating & Corporate Governance Committee

  During the year ended December 31, 2006, the Nominating & Corporate Governance met two (2) times.

  The purpose of the Nominating & Corporate Governance Committee is:

    to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees;

    to review and set out recommendations for the remuneration of the President & Chief Executive Officer of Gammon; and

    to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Gammon.

  The Board of Directors of Gammon continually seeks to identify new Board candidates that could assist the Corporation through mining, financial, strategic and public company experience. The identification and recruitment process is carried on informally through business and industry contacts of the Corporation's directors and officers.

  Compensation Committee

  During the year ended December 31, 2006, the Compensation Committee met two (2) times.

  The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the compensation of:

  the members of the Board of Directors; and

  Members of senior management of Gammon.

  Occupational Health & Safety Committee

  During the year ended December 31, 2006, the Occupational Health & Safety Committee met one (1) time.

  The purpose of the Occupational Health & Safety Committee is to monitor the implementation and management of the Corporation's policies relating to health, safety and environmental matters.

  In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

  ensuring that appropriate and effective health, safety and environmental policies and procedures are in place, operational and supported by sufficient resources;

  reviewing and monitoring the health, safety and environmental policies and procedures of the Corporation and reporting to the Board of Directors with any recommendations relating to those policies and procedures;

  reviewing material incidents relating to health, safety and environmental issues and reporting to the Board of Directors with any recommendations relating to those incidents;

  promoting and supporting improvements to the Corporation's health, safety and environmental record; and

  arranging, implementing and overseeing environmental audits at any of the operations of the Corporation.

  SHAREHOLDER COMMUNICATIONS

  The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.

  The Board of Directors reviews the Corporation's significant communications with investors and the public, including the Corporation's Annual Information Form, Management's Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

  OTHER BUSINESS

  The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should properly come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such Common Shares.

  ADDITIONAL INFORMATION

  The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation's annual report for the year ended December 31, 2006 on SEC Form 40-F or the Canadian Annual Information Form, including the financial statements and schedules thereto. Such written request should be directed to the attention of Gammon Lake Resources Inc., 1601 Lower Water Street, Summit Place, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

  BOARD OF DIRECTORS APPROVAL

  The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

  DATED this 3rd day of May, 2007.

  FRED GEORGE
  Chairman and President

  SCHEDULE "A"

  GAMMON LAKE RESOURCES INC.
  AUDIT COMMITTEE CHARTER

  AUDIT COMMITTEE

  The Audit Committee (hereinafter referred to as the "Committee") shall oversee the following activites i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Company's risk management and compliance practices; iii) assess the external auditor's performance, qualifications and independence; iv) assess the performance of the Company's internal audit function; v) assess the Company's compliance with legal and regulatory requirements, and vi) prepare such reports of the Audit Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

  STRUCTURE AND OPERATIONS

  The committee shall be composed of not less than three directors. All members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

  Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment and in compliance with the AMEX and TSX rules.

  The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee's approval.

  Members of the committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

  The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint a Chairman among their number. The Chairman shall not be a former officer of the Company. Such Chairman shall serve as a liaison between board members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

  a)      a quorum for meetings shall be at least three (3) members;

  b)     the Committee shall meet at least quarterly;

  c)      notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

  d)     a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is valid as if it had been passed at a meeting of the Committee.

  The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee of any other designated member of the Committee.

  SPECIFIC DUTIES:

  Oversight of the External Auditor

  •        Sole authority to appoint or replace the external auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee.

  •        Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the external auditor. The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee's approval.

  •        Evaluate the qualifications, performance and independence of the external auditor, including (i) reviewing and evaluating the lead partner on the external auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

  •       Obtain and review a report from the external auditor at least annually regarding: the external auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditor and the Company.

  •       Review and discuss with management and the external auditor prior to the annual audit the scope, planning and staffing of the annual audit.

  •       Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

  •       Review as necessary policies for the Company's hiring of employees or former employees of the external auditor.

  Financial Reporting

  •       Review and discuss with management and the external auditor the annual audited financial statements prior to the publication of earnings.

  •       Review and discuss with management and the external auditor the Company's annual and quarterly disclosures made in management's discussion and analysis. The Audit Committee shall approve any reports for inclusion in the Company's Annual Report or Form 40F, as applicable, as required by applicable legislation.

  •       Review and discuss with management and the external auditor managements' report on its assessment of internal controls over financial reporting and the external auditors' attestation report on managements' assessment.

  •       Review and discuss with management and the external auditor the Company's quarterly financial statements prior to the publication of earnings, including the results of the external auditor's review of the quarterly financial statements and any matters required to be communicated by the external auditor under applicable review standards.

  •       Review and discuss with management and the external auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

  •       Review and discuss with management and the external auditor at least annually reports from the external auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

  •       Discuss with the external auditor at least annually any "management" or "internal control" letters issued or proposed to be issued by the external auditor to the Company.

  •       Review and discuss with management and the external auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the external auditor, internal audit personnel or management.

  •       Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

  •       Review and discuss with management and the external auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

  •       Discuss with the external auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

  •       Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

  •       Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls.

  •       Discuss with the Company's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

  Oversight of Risk Management

  •       Review and approve periodically management's risk philosophy and risk management policies.

  •       Review with management at least annually reports demonstrating compliance with risk management policies.

  •       Review with management the quality and competence of management appointed to administer risk management policies.

  •       Review reports from the external auditor and the internal auditor at least annually relating to the adequacy of the Company's risk management practices together with management's responses.

  •       Discuss with management at least annually the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

  Oversight of Regulatory Compliance

  •       Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

  •       Discuss with management and the external auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.

  •       Meet with the Company's regulators, according to applicable law.

  •       Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

  FUNDING FOR THE EXTERNAL AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS:

  The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.

  Committee Members:

  Dale Hendrick (Chair)
  Kent L. Noseworthy
  Frank Conte
  Canek Rangel